                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            U.S. MEDICAL GROUP, INC.
                 (Name of Small Business Issuer in Its Charter)

             NEVADA                                    IRS NO. 88-0320389
(State or other jurisdiction of                 (I.R.S. Employer Identification)
 incorporation or organization

                    1405 SOUTH ORANGE, ORLANDO, FLORIDA 32806
                -------------------------------------------------
                    (Address of principal executive offices)

                                  407-849-2288
               --------------------------------------------------
                (Company's telephone number including area code)

           Securities to be registered under Section 12(b)of the Act:

Title of each class to be so registered:          Name of each exchange on which
                                                  each class is to be registered

                  NONE                                         NONE

           Securities to be registered under Section 12(g)of the Act:

                         COMMON STOCK ($0.001 PAR VALUE)
                       -----------------------------------
                                (Title of class)


                                TABLE OF CONTENTS

                                                                            PAGE
PART I.........................................................................1

Item 1.          Description of Business.......................................1
Item 2.          Management's Discussion and Analysis of Financial
                        Conditions and Results of Operations..................12

Item 3.          Description of Property......................................17
Item 4.          Security Ownership of Certain Beneficial Owners
                       and Management.........................................17

Item 5.          Directors, Executive Officers, Promoters and
                      Control Persons.........................................18

Item 6.          Executive Compensation.......................................19
Item 7.          Certain Relationships and Related Transactions...............21
Item 8.          Description of Securities....................................22


PART II.......................................................................26

Item 1.          Market Price of and Dividends on the Registrant's Common
                        Equity and Other Shareholder Matters..................26

Item 2.          Legal Proceedings............................................27
Item 3.          Changes in and Disagreements with Accountants................27
Item 4.          Recent Sales of Unregistered Securities......................27
Item 5.          Indemnification of Directors and Officers....................28


PART F/S - FINANCIAL STATEMENTS...............................................29

PART III -  EXHIBITS..........................................................50

SIGNATURES....................................................................51

Index to Exhibits.............................................................52

                                     PART I

ITEM 1.     DESCRIPTION OF BUSINESS

GENERAL

         U.S. Medical Group, Inc. (the "Company"), through its wholly-owned subsidiary, U.S. Medical Group (Florida), Inc. ("USMGF"), provides surgical operating rooms and required support staff (such as nurses and technicians) by means of a mobile unit on site at correctional facilities (the "Business"). The Company currently owns, manages and operates a free-standing, totally self-contained, mobile surgical facility that serves the Florida prison system in Northern Florida. A similar contract was awarded to the Company by the Department of Corrections of the State of North Carolina which commenced October 15, 1999, for which the Company purchased a second mobile unit. The Company uses mobile ambulatory surgical centers, built into tractor-trailer vehicles with expandable side panels, to deliver cost-effective surgical services to correctional facilities. While the military has used similar services to perform surgical procedures during periods of war and other conflicts, the Company believes that USMGF is the first to provide a mobile surgery unit on site at a correctional facility for ambulatory surgical procedures. The service is designed to reduce the costs of the correctional authority (by reducing or eliminating the need for hospitals) and to enhance security as well as cost by reducing or eliminating the need to transport inmates to off-site hospitals and guard them during hospital stays.

         Until April 1999, the Business was conducted by and under the name of American Mobile Surgical Services, Inc., a Florida corporation ("AMSSI"). In April 1999, pursuant to the terms of an Agreement and Plan of Merger entered into as of March 31, 1999 by and among AMSSI, USMGF and the Company (the "Merger Agreement), AMSSI became a subsidiary of U.S. Medical Group, Inc. when USMGF merged (the "Merger") with AMSSI with AMSSI being the surviving corporation. Following the merger AMSSI changed its name to USMGF. In connection with the Merger, the Company issued to the AMSSI stockholders a total of 10,500,000 shares of the Company's common stock, $.001 par value (the "Common Stock"). In addition, the AMSSI management assumed the management of the Company. See "Part
I. Item 5. Directors, Executive Officers, Promoters and Control Persons."

         The Company was incorporated under the laws of the State of Nevada under the name of U.S. Medical Group, Inc. on April 25, 1994 as a wholly-owned subsidiary of Best Equities Limited (the "Predecessor"). The Predecessor was incorporated on April 4, 1985 under the laws of the Province of British Columbia, Canada. In 1987, the Predecessor issued a total of 1,875,373 shares of its common stock in a private placement to sophisticated investors in the Province of British Columbia, Canada. On May 13, 1994, the shareholders of the Predecessor exchanged all of the outstanding shares of common stock of the Predecessor on a one-for-one basis for shares of common stock in the Company. From the time of the Predecessor's incorporation until the Merger, neither the Predecessor nor the Company engaged in any significant business activity other than the search for acquisition opportunities, and in the three fiscal years prior to the Merger, the Company did not have any significant assets or liabilities.

         In June 1999, USMGF purchased a Mobile Hyperbaric Chamber to be leased to third parties. Hyperbaric oxygen provided by this unit involves a mode of therapy in which the patient breathes 100% oxygen at pressures greater than normal atmospheric (sea level) pressure.

         The Company's business currently depends solely on its contracts with the States of Florida and North Carolina and minimal revenues currently generated by the Company's Mobile Hyperbaric Chamber.

         The Company purchased its first mobile surgery unit for $1,099,998 and spent an additional $425,782 on installed specialized equipment. The unit was purchased from Mobile Surgical International Corporation of Vermont. The unit is fully equipped and comparable to any ambulatory surgical center. Pursuant to the Florida Contract (as defined below in "-Markets"), the State contracts separately with surgeons and anesthesiologists and USMGF supplies operating room facilities and required support staff.

         Major capital equipment in the unit includes:

               -Anesthesia Machine
               -Video Tower
                      -Monitor
                      -Camera
                      -Printer
                      -Light Source
                      -Printer
                      -VCR
                      -Shaver Motor

               -Electric Operating Room Table
               -Electrocautery Machine/Smoke Evacuator
               -Full Size C-Arm w/Monitor
               -Power Source for Electric Saw/Drill
               -Head Light and Xerox Light Source

     Also included is instrumentation to accommodate all specialties of surgeries. The unit operates five days a week, 8 hours a day, with a permanent staff of at least four. The Company purchased its second unit for use in North Carolina (with similar equipment) by obtaining a loan in the amount of $2,000,000 with annual interest equal to the LIBOR Market Index Rate plus 1.5% to be repaid over 4 years. The second unit currently operates approximately 3 days a week, 10 hours a day with a permanent staff of at least 4 persons. Each unit is driven by a driver who is an independent contractor working on an as-needed basis.

         Typically, state departments of health or similar agencies require medical facilities to be inspected and licensed as having met the minimum established standards for that state. In Florida, where no standards were previously established, USMGF was successful in lobbying for legislation which was enacted to include mobile surgery units under contract with the Florida Department of Corrections under the applicable State rules which govern hospitals and free-standing surgery centers.

          In North Carolina the Company's Mobile Surgery Unit is overseen by the North Carolina Department of Corrections Hospital Administrator. The North Carolina facility located in Raleigh, has a hospital on site. The Company's Mobile Surgery Unit is an extension of the Central Prison hospital.

SERVICES AND PRODUCTS

         Based upon the Company's experience to date, the following surgical procedures can be carried out in a USMGF mobile unit:

       - ORTHOPEDIC
         --Knee Arthroscopy
         --Knee Arthroscopy with Anterior Cruciate Ligament Repair --Shoulder Arthroscopy
         --Shoulder Arthroscopy with Open Repair
         --Anterion Medialization
         --Release of Trigger Finger
         --Carpal Tunnel Release
         --Open Reduction of Internal Fixation
         --Dupuytren's Release
         --Cubital Tunnel Release
         --Carpal Matacarpal Arthrosplasty
         --Excision of Mass
         --Ganglion Cyst Removal
         --Incision and Drainage of Extremities
         --Tendon Transfer
         --Achilles Tendon Repair

       - PODIATRY
         --Bunionectomy
         --Removal of Toenail
         --Plantar Fasiotomy
         --Excision of Hammertoe
         --Excision of Neuroma
         --Cauterization of Plantar Warts

       - PAIN MANAGEMENT

         --Epidural Block
         --Epidural Block with Image
         --Trigger Point Injection

       - GENERAL SURGERY
         --Hernia Repair (Inquinal, Ventral & Umbilical)
         --Breast Biopsy
         --Laparoscopic Cholecystectomy
         --Mastecomy
         --Upper Gastrointestinal Endoscopy
         --Lower Gastrointestinal Endoscopy
         --Hemorrhoidectomy
         --Pilonidal Cystectomy
         --Fissurectomy
         --Excision of Tumors

       - UROLOGY
         --Cystoscopies
         --Transurethral Resections
         --Cauterization of Condyloma
         --Prostate Biopsies
         --Urethral Dilations
         --Circumcisions
         --Orchiectomy
         --Hydrocelectomy

       - PLASTIC SURGERY

       - EAR NOSE AND THROAT
         --Tonsillectomies
         --Adenoidectomy
         --Excision of Nasal Polyps
         --Repair of Deviated Septum
         --Correction of Nasal Deformities
         --Caldwell-Luc Procedures
         --Myringoplasty
         --Tympanoplasties
         --Stapecdectomy
         --Myringotomy
         --Mastoidectomy

         USMGF's historical experience from April 1997 to the present reflects the following specialty break-down and case mix:

         BREAKDOWN BY SPECIALTY
         --Podiatry        1
         --Ortho           17
         --Hand            5
         --Urology         19
         --ENT             8
         --General Surgery 50
                           --
                          100%

         CASE MIX
         --Miscellaneous     6
         --Wound Repair      3
         --Other Ortho       4
         --Hand              6
         --Hemorrhoidectomy  3
         --Ram Lesion        13
         --Cysto             16
         --Open Reduction    11
         --Knee Arthroscopy  12
         --Hernia Repair     26
                             --
                            100%

         In Florida, there are a total of 66,000 inmates incarcerated in approximately 65 institutions managed in 5 regions. One third of the institutions and approximately 35,000 inmates are in the North Florida area. The North Florida Reception Center ("NFRC") operates a 150 bed facility caring for medical, surgical and mental health patients. It is in the NFRC that USMGF has the mobile surgical unit in operation. Commencing in 1999, the Florida Department of Corrections began to transport elective surgical cases from the South and Central districts to the NFRC so as to utilize the USMGF facility. USMGF's monthly caseload is anticipated to increase to an average for the year 2000 of 100 cases per month as compared to 75 in 1999. The Company's agreement with the State of Florida ends on September 30, 2000. USMGF has requested that its contract be renewed in January of 2000 for 3 years. The State of Florida has an option to continue the service for two additional one-year periods subject to current terms and renewal price provisions included in the agreement.

         In North Carolina, there are a total of 42,000 inmates incarcerated in institutions throughout the state. Some of the inmates sentenced to a jail term are also housed at North Carolina's Central Prison. Central Prison in Raleigh is where USMGF has its Mobile Surgery Unit in service. The projected cases are approximately 53 per month for the 1999/2000-contract year. The contract encompasses all specialties of surgery. The surgeons and anesthesiologists are contracted by Central Prison.

         In June 1999, USMGF purchased a Mobile Hyperbaric Chamber to be leased to a third party. In December 1999, the Company leased the unit to a medical services company in Alabama. The unit was put into service in Wisconsin in late January 2000. The unit is being leased for $3,000 per month and 25% of net profits earned from use of the Unit.

         The Mobile Hyperbaric Unit has a multi-placed chamber that can accommodate up to 6 patients at a time. In contrast with attempts to force oxygen into tissues by topical applications at levels only slightly higher than atmospheric pressure, hyperbaric oxygen therapy involves the systemic delivery of oxygen at levels 2-3 times greater than atmospheric pressure.

         Oxygen is essential for maintaining cellular integrity, function, and repair when tissues are injured. Oxygen not only plays an important role in energy metabolism, but also is very important in polymorphonuclear cell function, neovascularization, fibroblast proliferation, and collagen deposition.

         Indications for Hyperbaric Referral
         Standard of Care
                  Acute Severe Carbon Monoxide Poisoning
                  Cerebral Arterial Gas Embolism
                  Clostridial Myonecrosis
                  Decompression Sickness
                  Osteoradionecrosis

         Adjunctive Therapy
                  Crush Injury; Compartment Syndrome
                  Exceptional Blood Loss Anemia
                  Necrotizing Soft Tissue Infections
                  Radiation Tissue Injury
                  Chronic Osteomyelitis
                  Thermal Burns

         Treatment Protocol Oxygen, when breathed under increased atmospheric pressure, is a potent drug. Besides the beneficial effects discussed above, hyperbaric oxygen can produce noticeable toxic effects if administered indiscriminately. Safe time limits have been established for hyperbaric oxygen exposure, and these profiles form the basis for today's treatment protocols. It is only quite recently that disease-specific hyperbaric oxygen dosing has been introduced.

         Emergency cases, such as carbon monoxide poisoning or cerebral arterial gas embolism may only require one or two treatments. In those cases for which angiogenesis is the primary goal, as many as 20 to 40 treatments may be necessary. The precise number of treatments will often depend upon the clinical response of each patient.

         With exception of decompression sickness and cerebral arterial gas embolism, periods of exposure last approximately two hours. Treatments may be given once, or twice or occasionally three times daily, and can be provided in both, inpatient or outpatient settings.

         A technician and physician trained in hyperbarics who are not employees and are not otherwise engaged with the Company are in attendance at all times when a patient is in the chamber. The Company has yet to generate any material revenue from its leasing of its Mobile Hyperbaric Chamber.

MARKETS

CORRECTIONAL HEALTHCARE

         In 1996, total annual inmate healthcare spending in the United States was estimated to be between $3-$5 billion. (Source: Internet Website of America Service Group, Inc. (Nasdaq: ASGR.)) Approximately 30% of such spending is currently privatized and the Company believes this percentage will continue to increase due to growing acceptance and success of privatization, pressure on government to contain taxes, tougher sentencing guidelines and the managed care trend in healthcare delivery generally.

         Typically, state departments of correction recruit in-house staff and contract with local hospitals, physicians and dentists that provide medical and dental services for inmates. Additional costs are frequently incurred by correctional facilities as a result of correctional officers accompanying inmates to and from hospital settings. For example, in Florida and in North Carolina two officers generally have to accompany an inmate when he or she is outside the correctional facility.

         Correctional authorities are increasingly contracting with managed care providers for services associated with providing health and dental care. One such provider, Correctional Medical Services Inc. of St. Louis, Missouri, ("CMS"), a leading provider of health-care services to prisons and jails in the U.S., claims to currently provide healthcare to approximately 269,000 inmates at 332 correctional facilities in 28 states. CMS is a subsidiary of Spectrum Healthcare Services Company. CMS claims to provide healthcare coverage for one of every seven inmates in the United States. CMS promotional literature states that CMS correctional patients requiring surgery are transported to off-site hospital facilities accompanied by correctional officers in correctional vehicles. (Source: Internet Website of CMS.)

         The Company believes that more state and local governments are contracting with private inmate healthcare providers. There are approximately
1.8 million inmates currently incarcerated in the United States and this number is projected to grow 8% per annum for the next several years. Approximately 60% of inmates are housed in state prisons, 30% in local jails, and the remainder are in federal prisons or under jail supervision.
(Source:  Department of Justice and Bureau of Labor Statistics.)

          In 1995, two percent of all state and federal inmates were held in 110 facilities operated by private contractors. (Source: U.S. Bureau of Justice.) This included 81 privately-run community based facilities and 29 confinement institutions. By 1998, this total had increased to 170 facilities encompassing a capacity of 123,206 inmates. (Source: Private
Prisons Research Site of the University of Connecticut.)

PRISONS AND JAILS

         Prisons generally hold inmates for terms of one year or longer following formal sentencing as a result of felony offenses. Jails are facilities that are more local in nature that hold persons for shorter period of times including pre-trial and pre-sentencing periods.

         At the end of 1995 (the last formal census data available), there were a total of 1,375 state correctional facilities and 125 federal facilities. The census excluded the approximately 3,300 locally operated jails and county or municipal detention centers. State and federal facilities are located as follows:

                                              STATE                      FEDERAL
            North East                         204                       20

            Mid-West                           275                       18

            South                              629                       62

            West                               267                       25
                                             ------                     ----
                    Totals                    1,375                      125

         At year-end 1996, 5.5 million people were on probation, in jail or prison, or on parole, approximately 2.8 percent of all U.S. adult residents. At year-end 1997, state prisons on average were operating at between 15% and 24% above capacity, while Federal prisons were operating at 19% above capacity. At mid-year 1998, state and federal prison authorities had under their jurisdiction 1,277,866 inmates of which 1,210,034 were physically in their custody. Also at mid-year 1998, local jails held or supervised 664,847 persons awaiting trial or serving their sentence. (Source: Bureau of Justice Statistics, U.S. Department of Justice.)

         The Company believes that one of the primary reasons that inmate population is growing is that more inmates are being required to serve out greater percentages of their sentenced terms than what they served in the past.

         Included in the overall totals are the following states with inmate populations exceeding 10,000 persons:


STATE                             NUMBER OF INMATES         NUMBER OF FACILITIES
-----                             -----------------         --------------------
Alabama                               22,501                         12
Arizona                               24,879                         9
California                            158,742                        24
Connecticut                           17,437                         20
Florida                               66,280                         38

Georgia                               38,194                         32
Illinois                              42,140                         20
Indiana                               18,552                         15
Kentucky                              15,107                         13
Louisiana                             30,907                         11
Maryland                              22,566                         12
Massachusetts                         11,867                         11
Michigan                              44,501                         47
Missouri                              25,118                         11
New Jersey                            29,724                         11
New York                              70,723                         46
North Carolina                        32,407                         89
Ohio                                  49,289                         19
Oklahoma                              20,994                         12
Pennsylvania                          35,644                         19
South Carolina                        21,530                         29
Tennessee                             17,656                         5
Texas                                 143,299                        32
Virginia                              28,681                         17
Wisconsin                             17,316                         21

         Inmate population numbers are from a May 1998 Corrections Compendium publication updated to reflect Bureau of Justice statistical data from March 1999.

STATE CORRECTIONAL ORGANIZATIONS

         The Company is currently operating only in Florida, North Carolina and Wisconsin. USMGF's current contract (the "Florida Contract") with the Florida Department of Corrections (the "FDOC") became effective on November 12, 1997 and will terminate on September 30, 2000. The Florida Contract may be renewed, at FDOC's option, for two additional one-year periods after the initial period upon the same terms and at the renewal prices listed in the Florida Contract. The Florida Contract provides that USMGF will provide on-site surgical services for FDOC pursuant to applicable State and regulatory requirements.

         USMGF's current contract with the North Carolina Department of Corrections ("NDOC") is for one year with four one-year options. The contract became effective in North Carolina on October 15, 1999. Under the Florida and North Carolina contracts, USMGF provides: a mobile surgical unit including all required equipment, instrumentation, and supplies, and the staff as designated in the Florida and North Carolina Contracts (including one Operating Room Coordinator/Circulator, one Surgical Technician, one Recovery Room Registered Nurse, and one patient care technician). The respective states provide a Registered Nurse in the pre-op area who has knowledge of the policies and procedures of the Department of Corrections.

         The State of Florida's performance and obligation to pay under the Florida Contract is contingent upon an annual appropriation by the Florida Legislature. The Company fee schedule is substantially below customary hospital charges thereby generating significant savings for the State of Florida in facility fees, security related costs, and transportation costs. The Florida Contract may be terminated by either party upon no less than 30 calendar days notice, without cause, unless a lesser time is mutually agreed upon by both parties. In the event funds to finance the Florida Contract become unavailable, or in the event of a breach of contract by USMGF, the FDOC may terminate the Florida Contract upon no less than 24 hours written notice.

         On May 6, 1999, NDOC notified USMGF that it had been awarded the contract regarding mobile operating room services to be provided by USMGF. The contract was issued for the base period commencing October 15, 1999 continuing through June 30, 2000. Pursuant to the agreement between USMGF and NDOC, USMGF provides NDOC with a "State of the Art" fully mobile, operating room truck with the specifications set forth in the agreement (the "NDOC Contract"). NDOC is entitled to extend the NDOC Contract for an additional period of four years in one-year increments.

         In the event NDOC determines that USMGF is not satisfactorily performing the NDOC contract, NDOC may, by giving 30 days written notice, demand satisfactory performance. If USMGF fails to perform within 30 days of receiving that notice, NDOC may terminate all or part of the NDOC Contract. NDOC is also entitled to terminate the NDOC Contract at any time, with or without cause, by giving 30 days written notice to USMGF. In addition, the NDOC Contract will be automatically terminated if funds cease to be available.

         The Company has agreed to pay a third party 5% of net profits received by the Company from its operations in North Carolina as a fee for assisting USMGF to obtain the North Carolina contract.

         The Company has learned that the California Department of Corrections is considering the solicitation of bids for mobile surgical services similar to those the Company currently provides. To provide a comparable level of service under a California contract, as is carried out in Florida and North Carolina, the Company would require three additional mobile units. The Company plans to bid on the California contract.

         Contracts with governmental agencies are generally obtained through a competitive bidding process, which is governed by applicable state and local statutes and ordinances. Although practices and procedures vary, typically a formal request for proposal ("RFP") is issued stating the scope of work to be performed, length of contract, performance bonding requirements, minimum qualifications of bidders, selection criteria and the format to be followed in the bid or proposal. Usually, a committee appointed by the governmental agency reviews bids and makes an award determination. The committee may award the contract to a particular bidder or decide not to award the contract to the private sector. The award of a contract may be subject to formal or informal protest, through a governmental appeals process, by unsuccessful bidders.

         A successful bidder must often agree to comply with numerous additional requirements regarding record-keeping and accounting, non-discrimination in the hiring of personnel, safety, safeguarding classified information, management and other matters. Upon a violation of the terms of an applicable contractual or statutory provision, a contractor may be debarred or suspended from obtaining future contracts for specified periods of time in the applicable location.

         The Company's operations are subject to the same laws, regulations and rules regarding inspections and licensing that govern hospitals and free standing surgical centers. The Company is also subject to the same laws, regulations and rules regarding medical waste disposal of sharp material and sterilization practices.

COMPETITION

         The Company is aware of three other companies that have attempted to enter the corrections mobile surgical marketplace.

         - Vantage Surgical, Incorporated is a for-profit business offering information regarding out patient, acute mobile medical/surgical facilities with headquarters located in Hanford, California. The Company understands that Vantage was previously licensed to operate in California as a mobile surgical unit but such license has expired. Vantage used a vehicle similar to that operated by USMGF. Vantage literature states that they are "the nation's first fully licensed mobile ambulatory surgical center." To the Company's knowledge, there are no active and direct competitors in the corrections mobile surgical marketplace. Vantage has not as yet contracted for provision of any mobile services with any correctional institution. In April 1998, Vantage announced that Mobile Surgical Unit, Incorporated of San Diego, had merged with them. USMGF understands that Vantage does not currently have any valid licenses in place.

         - Mobile Surgical Unit, Incorporated is located in San Diego, California, and merged with Vantage Surgical in 1998. To the Company's knowledge, this organization does not advertise or promote its business concept.

         - Mobile Medical Surgical Services, Inc. is the California subsidiary of Mobile Medical International, Inc., the provider of the original mobile surgical unit that USMGF purchased. Their units are manufactured by U.S. Trailer, Inc. in New Hudson, Michigan. USMGF maintains an ongoing positive relationship with MMSS, even though it is attempting to become a competitor.

STRATEGY

         The Company's management believes that it has established a cost effective and proven concept for the utilization of its equipment and services in Florida and North Carolina and intends to expand its operations to other states, to other target and emerging growth markets and to add to its services capabilities by searching out new niche markets.

         The Company's initial product offering, the mobile, fully equipped surgical center, has proven its cost saving capability with the Florida State Department of Corrections. The use of mobile surgical units commenced in October 1999 in North Carolina and is planned for introduction to other state authorities and to managed healthcare providers that have correctional facility contracts. USMGF is seeking to expand its products and services to include the provision of full dental services including oral surgeries not requiring anesthesia.

         The Company plans to establish local offices with regional managers for states in which new operations commence.

         The Company's pricing policy has been on the basis of a discount from traditional healthcare costing formulas such as Medicare. Additional discounts may be given where monthly case loads exceed certain pre-determined levels. Services utilizing the proposed mobile dental unit would be priced on a similar discount basis to standard rate structures.

         The Company's primary marketing focus involves identifying and developing business opportunities with correctional facilities that are not sufficiently close to adequate surgical centers and that have infirmaries large enough to handle post-op patients. USMGF has actively commenced a program of correctional industry journal advertising and attendance at all key industry trade shows.

EMPLOYEES

         The Company presently has 12 full time employees and 2 part time employees.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

         This document includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this document, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Liquidity and Sources of Capital" regarding the Company's strategies, plans, objectives, expectations, and future operating results are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct. Actual results could differ materially based upon a number of factors including, but not limited to, the state of the economy, competition, unanticipated business opportunities, availability of financing, market acceptance, government regulation, dependence on key personnel, limited public market and liquidity, shares eligible for future sale, continuation and renewal of the Florida and North Carolina contracts and other risks that may apply to the Company.

         The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Consolidated Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB.

GENERAL

         The Company provides mobile surgical operating rooms and required support staff (such as nurses and technicians) by means of a mobile surgical unit on site at correctional facilities.

TWELVE MONTHS ENDED DECEMBER 31, 1998 COMPARED TO TWELVE MONTHS ENDED DECEMBER 1997

REVENUE

         For the year ended December 31, 1998, revenue from continuing operations, which are comprised exclusively of patient fees, was $1,655,018. Total revenues from continuing operations increased by $685,662, or 70.7%, from $969,356 for the year ended December 31, 1997, primarily as a result of an increase in the patient case load under the Florida Contract. The Company reported net income from continuing operations in 1998 of $705,915 compared to net income of $97,658 in 1997, primarily as a result of an increase in the patient case load under the Florida Contract. The Company began operating and recognizing revenues in April 1997 at its Florida mobile surgical facility. Accordingly, the 1997 revenues represent a period of less than eight months and 1998 represents a full year's activity.

COSTS AND EXPENSES

         The Company's expenses from operations for the year ended December 31, 1998 increased $55,281, or 6.9% to $850,329 from $795,048 during the same period in 1997. Salaries and wages increased 28.9% to $270,065 in 1998 from $209,425 in 1998. The increase is due to the Company employing 3 additional employees during 1998 as compared to 1997. Selling, general and administrative expenses decreased $5,359, or .9% to $580,264 in 1998 from $585,623 in 1997. The change was due to the Company incurring initial one-time start-up costs in 1997 that were not incurred in 1998. These costs include primarily professional and consulting fees.

         Depreciation and amortization expense for 1998 was $161,379, an increase of $91,333 from $70,046 in 1997. The Company began operating its Florida surgical facility in April, 1997 and accordingly, 1997 represents less than eight months of depreciation expense. In 1998 the Company recorded a full year of depreciation expense associated with the facility.

         Interest expense for the year ended December 31, 1998 was $98,744, an increase of $22,094 or 28.8% from $76,650 in 1997. The increase in interest expense is due to the Company incurring $1,864,514 of debt to banks and Company shareholders in mid 1997. Interest expense for 1998 represents a full year's activity, while 1997 represents a partial year of expense.

         The Company's statements of operations for the years ended December 31, 1998 and 1997 reflects no provision for income taxes. As an S Corporation, the Company's earnings were taxed, with certain exceptions, for federal income tax purposes directly to the Company's shareholders. The Company terminated its S Corporation tax status in April 1999.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

REVENUE

         The Company's revenues, which are comprised exclusively of patient fees, increased by $40,358, or 3.2%, to $1,302,245 for the nine months ended September 30, 1999, from $1,261,887 during the same period in 1998. The increase in revenues was due to an increase in patient cases completed during the nine-month period ended September 30, 1999 as compared to the nine months ended September 30, 1998.

COSTS AND EXPENSES

         The Company's expenses from operations for the nine months ended September 30, 1999 increased $292,407, or 47.1% to $912,996 from $620,589 during the same period in 1998. Salaries and wages increased 11.8% to $206,053 in 1999 from $184,339 in 1998. The increase is due to the Company employing 2 additional employees and salary increases given to employees during the nine months ended September 30, 1999 as compared to the same period in 1998. Two of these employees were added in September 1999 to begin staffing the new mobile unit located in North Carolina. Selling, general and administrative expenses increased $270,693, or 62% to $706,943 in 1999 from $436,250 in 1998. The change was due to the costs of opening the Raleigh, North Carolina facility, and the increased costs of medical supplies, marketing the Company's services, participation in industry trade shows and conferences, professional fees associated with the merger and depreciation.

         Depreciation and amortization expense for the nine months ended September 30, 1999 was $186,610, an increase of $104,124 from $82,486 during the same period in 1998. The increase was due to the Company's purchase of $1,467,533 of new equipment for the Raleigh, North Carolina facility and $173,060 of other new equipment during the nine months ended September 30, 1999.

         Interest expense for the nine months ended September 30, 1999 was $39,444 a decrease of $33,378 from $72,822 in 1998. The decrease is due to the $481,897 net reduction of the Company's prior year's notes payable during the nine months ended September 30, 1999.

         The Company's income tax expense for the nine months ended September 30, 1999 was $300,950 as compared to no tax provision for the nine months ended September 30, 1998. The increase is due to the Company terminating its S Corporation tax status in April, 1999. As an S Corporation, the Company's earnings were taxed, with certain exceptions, for federal income tax purposes directly to the Company's shareholders.

LIQUIDITY AND CAPITAL RESOURCES

          As of December 31, 1998, the Company had a working capital deficit of $380,797 compared to a deficit of $ 406,240 at December 31, 1997, a decrease in the deficit of $ 25,443. The increase in working capital was substantially due to the reduction of the current maturities of long-term debt of $30,360 which was funded from the Company's cash flow from operations.

         While the Company has raised capital to meet its working capital and facility and equipment financing needs, additional financing is required in order to complete the acquisition of additional surgical facilities. The Company is seeking financing in the form of equity and debt in order to provide for these expansions and for working capital. There are no assurances the Company will be successful in raising the funds required.

         The Company has borrowed funds from significant shareholders of the Company in the past to satisfy certain obligations.

         The Company generated cash flow from operations of $776,834 for the year ended December 31, 1998 and $65,040 for the year ended December 31, 1997. Cash flow from operating activities for the year ended December 31, 1998 is primarily attributable to the Company's net income from operations of $705,915, adjusted for depreciation of $161,379. Cash flow from operating activities for the year ended December 31, 1997 is primarily attributable to the Company's net income from operations of $97,658, adjusted for depreciation of $70,046.

         Cash flows used in investing activities was $49,006 during the year ended December 31, 1998 and $1,534,158 for the year ended December 31, 1997. During 1998, the Company invested $36,406 in new surgical equipment in its Florida facility. During 1997, the Company invested $1,489,374 in its Florida mobile surgical facility.

         Cash flow used in financing activities was $829,206 during the year ended December 31, 1998 and cash flows generated from financing activities during the year ended December 31, 1997 was $1,620,131. The principal use of financing in 1998 was the repayment of $723,485 of loans to banks and $145,721 of loans to Company shareholders. The principal source of financing generated in 1997 were loans from banks in the amount of $1,655,000 as well as $25,000 of proceeds from the sale of Company common stock, and $209,515 from loans from stockholders.

         The Company's balance sheet at September 30, 1999 reflects a working capital deficit of $790,191 as compared to a deficit of $380,797 at December 31, 1998. During the nine months ended September 30, 1999, the Company's working capital deficiency increased $409,394. This was a result of an increase in accounts payable of $232,431 and an increase in current and deferred income taxes payable of $119,800 during the first nine months of 1999. The increase in accounts payable is due to the Company opening its second mobile medical facility in Raleigh,

 North Carolina in September, 1999 and the increase in income taxes is a result of the Company terminating its S Corporation status in April, 1999.

         The Company generated cash flow from operations of $661,950 for the nine months ended September 30, 1999 and $640,694 for the nine months ended September 30, 1998. Cash flow from operating activities for the nine months ended September 30, 1999 is primarily attributable to the Company's net income from operations of $48,855, adjusted for depreciation, deferred taxes and common stock issued for services of $186,610 and $215,550 and $57,500, respectively. Cash flow from operating activities for the nine months ended September 30, 1998 is primarily attributable to the Company's net income from operations of $568,476, adjusted for depreciation of $121,687.

         Cash flows used in investing activities was $1,471,414 during the nine months ended September 30, 1999 and $34,895 for the nine months ended September 30, 1998. During the nine months ended September 30, 1999 the Company invested $1,456,414 in a new mobile surgical facility to be used in Raleigh, North Carolina and new equipment in its Florida facility. During the nine months ended September 30, 1998 the Company invested $34,895 in new equipment in its Florida facility.

         Cash flow generated from financing activities was $768,351 during the nine months ended September 30, 1999 and a negative $ 664,171 for the nine months ended September 30, 1998. The principal sources of financing during the nine months ended September 30, 1999 were loans from banks of $1,250,248 and Company shareholders of $205,136. Cash flow was used by the Company during the nine months ended September 30, 1998 for the repayment of bank loans in the aggregate amount of $564,269 and the repayment of Company shareholder loans in the aggregate amount of $99,902.

         The Company plans to distribute to shareholders of the S-Corporation an amount equal to its taxable income from inception through termination of its S-Corporation tax status. The Company expects this distribution will be approximately $420,000 and will be financed by unsecured demand loans at 8.5% annual interest to the Company from significant shareholders of the Company. There is no obligation on the part of the shareholders or the Company to make either the loans or the distribution.

         The Company plans to continue to develop new sites for its mobile surgical units and to introduce mobile dental and hyperbaric units in the near future, placing one or more units in service by year-end. The Company plans to obtain financing for these units through bank loans, private placements of its securities, and equity financing through offerings in the secondary markets. There can be no assurance that management will be successful in its efforts to obtain the financing necessary to fund the Company's growth or that contracts for future sites will be obtained.

         The effect of inflation on the Company's revenue and operating results was not significant. The Company's operations are in the southeastern United States and there are no seasonal aspects that would have a material adverse effect on the Company's financial condition or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

         During 1997, the Company adopted the disclosure requirements under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) Accounting for Stock-Based Compensation. See Note 1 in the Consolidated Financial Statements of the Company, included in this Report on Form 10-SB. In 1997, the Company was required to adopt Statement of Financial Accounting Standards No. 121 (SFAS No. 121) Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed, which prescribes accounting and reporting standards when circumstances indicate that the carrying amount of a long-lived asset may be not recoverable. SFAS No. 121 had no impact on the Company's financial statements.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company's corporate headquarters and executive offices are located at 1405 South Orange Avenue, Suite 601, Orlando, Florida 32806.

         The Company requires only a nominal amount of space to conduct its operations because most of its business activity is conducted in its mobile units. The Company occupies approximately 800 square feet in the offices of Tom Winters, MD pursuant to a month-to-month agreement which may be terminated upon 30 days written notice by either party. The agreement also provides for use of all common areas, parking and the use of miscellaneous office equipment. The Company leases this space for an amount of $2,244.00 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of February 14, 2000, by each shareholder who is known by the Company to beneficially own more than five percent (5%) of the outstanding Common Stock, by each Director and by all executive Officers and Directors as a group. No shares of Preferred Stock have been issued or are outstanding.


                                AMOUNT AND NATURE OF               PERCENT
NAME AND ADDRESS                BENEFICIAL OWNERSHIP (1)           OF CLASS
----------------                ------------------------           ---------
Dr. Thomas Winters                     5,250,000                    38.67%
1405 S. Orange Avenue,
Suite 601
Orlando, Florida  32806



                                AMOUNT AND NATURE OF               PERCENT
NAME AND ADDRESS                BENEFICIAL OWNERSHIP (1)           OF CLASS
----------------                ------------------------           ---------

Richard Langley                        2,100,000                    15.47%
1405 S. Orange Avenue,
Suite 601
Orlando, Florida  32806

Sandra L. Thompson                     1,365,000                    10.06%
1405 S. Orange Avenue,
Suite 601
Orlando, Florida  32806

Daniel Williams                        735,000                      5.4%
1405 S. Orange Avenue
Suite 601
Orlando, Florida  32806

TOTAL  OFFICERS  AND  DIRECTORS
 AS A  GROUP  (3 PERSONS)              8,715,000                    64.2%

------------------

(1) All shares of the Company held by the above-referenced shareholders are subject to the terms of a Lock-up Agreement pursuant to which such shares may not be sold or transferred until June 1, 2000.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The Officers and Directors of the Company as of February 14, 2000 are as follows:


                   NAME                        AGE                     POSITION
                   ----                        ---                     --------
        Thomas F. Winters, Jr., M.D.           47             Chairman of the Board and
                                                              Chief Executive Officer

        Richard H. Langley                     66             Director and President

        Sandra L. Thompson                     55             Director, Treasurer
                                                              Chief Operating Officer and
                                                              Secretary


         Dr. Thomas Winters has served as the Chairman and CEO of AMSSI since April 1997, as its President from January 1996 to March 1999 and as Chairman and CEO of the Company since March 31, 1999. From August 1986 to January 1996 Mr. Winters was a partner with Matthews Orthopedic in Orlando, Florida. Dr. Winters graduated from Brown University and thereafter in 1980 received his medical degree from the University of Connecticut. He has completed fellowships in Trauma, Sports Medicine and Adult Reconstructive Surgery at the Brigham and Women's Hospital of Harvard Medical School. He has worked in free-standing surgery centers since the late 1980's and was instrumental in the start-up of such a surgery center in Orlando, Florida prior to the formation of USMGF.

         Richard Langley has served as a Director and the President of the Company since March 31, 1999 and as Director and Vice President of AMSSI since January 13, 1997. From 1964 to the present, Mr. Langley has bought, sold and developed residential properties, grown citrus crops and operated a cattle ranch. From 1992 to 1995 he served as the District School Board Attorney in Lake County, Florida. Mr. Langley is a University of Florida graduate with B.S., L.L.B. and Juris Doctor degrees and has maintained a legal practice in Claremont, Florida since graduation in 1964. Mr. Langley has 22 years of public service experience. He was elected to the Florida House of Representatives in 1972 and re-elected in 1974 and 1976. In 1980, he was elected to the Florida Senate. He served as Minority Whip in the House and as Republican Whip and Republican Leader in the Senate.

         Sandra Thompson has served as a Director, Treasurer and Secretary of the Company since March 31, 1999 and as Director, Treasurer and Secretary of USMGF since January 13, 1997. From 1992 to 1997, Ms. Thompson was the Director of Nursing of the Orlando Center for Outpatient Surgery in Orlando, Florida where she coordinated all nursing functions for the Center. She has worked as a Registered Nurse in a number of Florida hospitals and held positions of Staff Nurse and Operating Room Supervisor. She has designed pre-op and post-op facilities for a Florida hospital and was Educational Coordinator at the Same Day Surgery Center in Orlando. Prior to the founding of USMGF, Ms. Thompson was Director of Nursing and Risk Manager for four years, commencing in 1993, at the Orlando Center for Outpatient Surgery. Ms. Thompson is a 1980 Valencia Community College graduate and received her Licensed Healthcare Risk Manager license from the University of Central Florida.

ITEM 6.  EXECUTIVE COMPENSATION

         No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive Officer or Director of the Company during the fiscal years ended December 31, 1999, 1998 and 1997. The Company's Directors have not received any other remuneration for serving as directors. The following tables describe the compensation of the Company's Chief Executive Officer and President for the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

                               Annual Compensation

NAME AND                                                                                   OTHER ANNUAL
PRINCIPAL POSITION                  YEAR             SALARY ($)           BONUS ($)        COMPENSATION ($)
------------------                  ----             ----------           ---------        ----------------
Thomas Winters, M.D.                1999             $   0                $   0            $          0
Chief Executive Officer             1998             $   0                $   0            $          0
                                    1997             $   0                $   0            $          0

Mike M. Mustafoglu (1)              1999             $   0                $   0            $          0
President                           1998             $   0                $   0            $          0
                                    1997             $   0                $   0            $          0


------------------

(1) Mr. Mustafoglu was President and a director of the Company from October 1995 to March 1999.


                             Long Term Compensation

ALL OTHER
NAMES AND                                            RESTRICTED            SECURITIES UNDERLYING
COMPENSATION                                         STOCK                 OPTIONS/                   LTIP
PRINCIPAL POSITION                  YEAR             AWARD(S)($)           SARs($)                    PAYOUTS($)
------------------                  ----             -----------           ---------------------      ----------
Thomas Winters, M.D.(1)             1999                  --                      --                     --
Chief Executive Officer             1998                  --                      --                     --
                                    1997                  --                      --                     --

Mike M. Mustafoglu                  1999                  --                      --                     --
President                           1998                  --                      --                     --
                                    1997                  --                      --                     --

------------------

The Company currently does not have an Incentive Stock Option Plan or Non-Qualified Stock Option Plan. The Company is considering adopting such Plans at a future date. The Company has agreed to grant options to purchase 100,000 shares of common stock of the Company to Ms. Rhonda Ahearn, the Company's purchasing coordinator and a surgical technologist exercisable at a price of $.10 per share and vesting at a rate of 20,000 shares per year over 5 years commencing June 2000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In April 1999, the Company entered into a Consulting Agreement with TransGlobal Financial Corporation ("TFC") pursuant to which TFC agreed to provide certain consulting, advisory and other services to the Company. Other services include strategic planning services and assisting in identifying, evaluating and structuring mergers and acquisitions, consolidations, joint ventures, strategic alliances and fundraising. The Company engaged TFC to provide such services on an exclusive basis during the three-year period ending April 25, 2002, provided, however, that the term of the agreement will be renewed automatically in 12-month increments unless either party notifies the other 90 days prior to the expiration of the term of the cancellation of the agreement. Mr. Mike Mustafoglu is the President of TFC.

         The agreement provides that TFC waive its retainer fee because the Company issued TFC 575,000 shares of Common Stock for its services in connection with the AMSSI acquisition. TFC subsequently transferred 287,500 of such shares to Richard Langley, Jr. (the son of Richard H. Langley who is a Director and the President of the Company) in consideration of services rendered with respect to the merger of USMGF and AMSSI.

         With respect to transaction fees, the agreement provides that:

         (i) for financing from sources identified by TFC the Company will pay TFC a seven percent (7%) fee for equity financing and a three and one-half percent (3.5%) fee for debt financing of any and all funds from such transactions that are committed and available to the Company;

         (ii) in the event that TFC represents the Company with respect to a merger, acquisition, investment, exchange, or other securities or assets transaction of the Company, then the Company will pay TFC a fee equal to ten percent (10%) of the total market value on the day of the closing of stock, cash, assets and all other property (real or personal) exchanged or received, directly or indirectly, by the Company, or any of its security holders, in connection with any such transaction; and

         (iii) in the event TFC introduces the Company to a joint venture partner or customer and sales develop as a result of the introduction, the Company will pay a fee of two percent of the net sales revenue generated directly from this introduction.

         To date, TFC has provided general financial advisory services to the Company pursuant to the Consulting Agreement. Such services have included financial planning and review, business plan development, identification of financing sources and evaluation of strategic partner opportunities. TFC has informed the Company that it does not engage in the business of buying and selling securities for others or for its own account or advising others, for compensation, as to the value of securities or the advisability of investing in, purchasing or selling, securities. TFC has further informed the Company that it is not currently licensed as a broker-dealer or investment advisor and that TFC is not required to be so licensed to perform the activities called for under the Consulting Agreement. TFC has agreed with the Company that if any such activities are required to be performed by a licensed broker-dealer or investment advisor, TFC will take the appropriate steps to obtain such licenses or will inform the Company that it must retain a licensed broker-dealer or investment company, as appropriate, to perform such activities.

ITEM 8.  DESCRIPTION OF SECURITIES

GENERAL

         Holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. There are currently 100,000,000 shares of common stock authorized of which 13,575,280 shares are issued and outstanding. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. There are currently 20,000,000 shares of Preferred Stock authorized, none of which are issued and outstanding. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, fully paid and non-assessable. The Company's Transfer Agent is Pacific Stock Transfer.

SHAREHOLDER RIGHTS PLAN

         Under the terms of the Merger Agreement, the Company is obligated to declare a dividend distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record at the close of business on a record date to be set by the Board of Directors (the "Record Date"). The terms of such Rights are summarized in an exhibit to the Merger Agreement and are described below. Each Right entitles the registered holder to purchase from the Company one unit (a "Unit"), consisting initially of one share of Common Stock, at a Purchase Price of $50.00 in cash per Unit, subject to adjustment. The Company will enter into a Rights Agreement (the "Rights Agreement") with Pacific Stock Transfer Company, as Rights Agent, as soon as practicable, substantially upon the terms described below.

         The Rights will be attached to all Common Stock certificates representing outstanding shares, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the date which is the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the earlier of said dates being called the "Distribution Date").

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding also will constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights will not be exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the declaration of the Rights, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     With certain exceptions, in the event that at any time following the Distribution Date,

     - (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged;

     - (ii) a Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Continuing Directors (as defined below) determine to be fair and otherwise in the best interests of the Company and its shareholders (other than the Acquiring Person));

     - (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement; or

     - (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split);

each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company, subject to certain limitations) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $50.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase
$100.00 worth of Common Stock (or other consideration, as noted above) for $50.00. Assuming that the Common Stock had a per share value of $20.00 at such time, the holder of each valid Right would be entitled to purchase five shares of Common Stock for $50.00.

     With certain exceptions, in the event that, at any time following the Stock Acquisition Date,

     - (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or where the Company is the surviving corporation and all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property (other than a merger described in sub clause (i) of the second preceding paragraph or a merger which follows an offer described in the parenthetical in sub clause (ii) of the second preceding paragraph); or

     - (ii) 50% or more of the Company's assets or earning power is sold or transferred; each holder of a Right (except rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     For example, at an exercise price of $50.00 per Right, each Right following an event set forth in the preceding paragraph would entitle its holder to purchase $100.00 worth of common stock of the acquiring company for $50.00. Assuming that the common stock of the acquiring company had a per share value of $20.00 at such time, the holder of each issued Right would be entitled to purchase five shares of the common stock of the acquiring company for $50.00.

     The Purchase Price payable, and the number of shares of Common Stock (or the number and kind of other securities or property, as the case may be) issuable, upon exercise of the Rights would be subject to adjustment from time to time to prevent dilution,

     - (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock;

     - (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock; or

     - (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company will not be required to issue fractional shares of Common Stock and in lieu thereof an adjustment in cash will be made. For fractional shares of Common Stock, the adjustment will be based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem requires the concurrence of a majority of the Continuing Directors. After the redemption period has expired, the Company's right of redemption may be reinstated, with the concurrence of a majority of the Continuing Directors,

     o (i) if an Acquiring person reduces its beneficial ownership to five percent (5%) or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company; or

     o (ii) provided that such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or any person who was an Acquiring Person or any affiliate or associate thereof.

     Immediately upon the action of the Board of Directors ordering redemption of the Rights with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

     The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an affiliate or associate of an Acquiring Person or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date, but amendments of those provisions relating to the principal economic terms of the Rights require approval of a majority of the Continuing Directors. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

(a)  Market Information

(1) The common stock of the Company is presently traded on the NASDAQ OTC Bulletin Board, under the symbol "USMG".

     The following represents the high and low bid prices of the Company's Common Stock during the last two fiscal years and the current fiscal year through February 9, 2000, as provided by the National Quotation Bureau, Inc. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down, or commissions and may not represent actual transactions.


                                   BID PRICES
                                 HIGH       LOW

1998
Jan. 1  through Mar. 31           --         --
Apr. 1 through June 30            --         --
July 1  through Sept. 30          --         --
Oct. 1  through Dec. 31           --         --

1999
Jan. 1  through Mar. 31           --         --
Apr. 1 through June 30(1)        $6.125     $4.00
July 1  through Sept. 30          6.8125     3.50
Oct. 1  through Dec. 31           6.00       2.9375


2000
Jan. 1  through February 9        3.50       1.50


------------------

(1)     Commencing May 24, 1999

(b)     Shareholders


     As of February 8, 2000, the Company had issued 13,575,680 shares of Common Stock, all of which were still outstanding and held by individual shareholders and brokerage firms and/or clearing houses in "street name" for their clients.
The Company believes that there are approximately 450 beneficial owners of its common stock, including shares held in street name.

(c)  Dividends

     The Company has not paid any dividends to date.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not currently involved in any legal proceeding nor does it have knowledge of any threatened litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On April 26, 1999, in connection with the merger of AMSSI and USMGF, the Company issued an aggregate amount of 10,500,000 shares of Common Stock to the persons who were shareholders of AMSSI immediately prior to the merger in consideration for all the issued and outstanding shares of Common Stock of AMSSI. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Act"), as an exemption from the registration requirements of the Act because the merger did not involve any public offering of the Company's stock. Specifically, the Company issued shares to six individuals who were closely familiar with the business of AMSSI and the Company, the transfer of such shares was restricted, and there was no public offer, solicitation of offers or advertising with respect to the issuance of such shares.

     On or about April 26, 1999, the Company issued 575,000 shares of Common Stock to TFC in consideration of TFC's agreement to waive its retainer fee pursuant to the terms of a Consulting Agreement between the Company and TFC dated April 26, 1999. The Company and TFC also agreed that such shares were issued as payment to TFC for its merger and acquisition services in the amount of 57,500 with respect to the merger of AMSSI and USMGF. The Company relied on
Section 4(2) of the Act as an exemption from registration under the Act because the issuance did not involve a public offering of shares. Specifically, the issuance was to one entity, involved a restriction on the transfer of the shares and there was no solicitation of offers from the public or advertising regarding the issuance. In accordance with Financial Accounting Standard No. 123, paragraph 8, the value of the shares issued was based upon the fair value of the services the Company received from TFC.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws and certain sections of the Nevada Revised Statutes provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company. To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                 PART F/S -- FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)

                          INDEX TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------



                                                                 PAGE
                                                                 ----
Audit report of independent certified public accountants          31

Financial statements

         Balance Sheet at December 31, 1998 and 1997              32

         Statements of Operations for the two years
              ended December 31, 1998 and 1997                    33

         Statements of Stockholders' Equity for the two years
              ended December 31, 1998 and 1997                    34

         Statements of Cash Flows for the two years
              ended December 31, 1998 and 1997                    35

         Notes to Financial Statements                            36

INTERIM FINANCIAL STATEMENTS (UNAUDITED)
         (of U.S. Medical Group, Inc.)

         Condensed Balance Sheet as of September 30, 1999 and
              December 31, 1998                                   43

         Condensed Statement of Operations for the nine months
              ended September 30, 1999 and 1998                   44

         Condensed Statement of Cash Flows for the nine months
              ended September 30, 1999 and 1998                   45

         Condensed Notes to Financial Statements at
              September 30, 1999                                  46

                             STEFANOU & COMPANY, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                                1360 BEVERLY ROAD
                                    SUITE 305
                              MCLEAN, VA 22101-3621
                                  703-448-9200
                               703-448-3515 (FAX)

                                                            PHILADELPHIA, PA
--------------------------------------------------------------------------------


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------
Board of Directors
U.S. Medical Group (Florida), Inc.
(formerly American Mobile Surgical Services, Inc.)
Orlando, Florida

         We have audited the accompanying balance sheet of U.S. Medical Group (Florida), Inc. (formerly American Mobile Surgical Services, Inc.), an
S Corporation as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Medical Group (Florida), Inc. (formerly American Mobile Surgical Services, Inc.) as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                             /s/ STEFANOU & COMPANY, LLP
                                                ------------------------
                                                    Stefanou & Company, LLP
                                                    Certified Public Accountants

McLean, Virginia
May 10, 1999

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)

                                  BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997

                                     ASSETS

                                                                  1998        1997
                                                                  ----        ----
Current assets:
        Cash and equivalents                                 $   49,185   $  151,013
        Accounts receivable                                     218,347      155,860
        Prepaid expenses                                          5,623        5,413
                                                             ----------   ----------
                Total current assets                            273,155      312,286

  Property and equipment-at cost:
         (Notes A and B)

        Mobile unit and medical equipme                       1,525,771    1,489,374
        Furniture and fixtures                                   56,368       44,784
                                                             ----------   ----------
                                                              1,582,139    1,534,158

        Less accumulated depreciation                           228,387       70,046
                                                             ----------   ----------
                                                              1,353,752    1,464,112
  Other assets:
        Financing fees, less amortization of  $2,548 and
               $0 in 1998 and 1997, respectively                  5,096        7,644
                                                             ----------   ----------
                                                             $1,632,003   $1,784,042
                                                             ==========   ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

  Current liabilities:
        Current maturities of long-term debt (Note B)        $  615,913   $  646,273
        Accounts payable and accrued expenses                    38,039       66,253
                                                             ----------   ----------
               Total current liabilities                        653,952      712,526

  Long-term debt, less current maturities (Note B)              149,478      948,858

  Stockholders' equity:
         Common stock, par value, $ 10.00 per share;
                  100 shares authorized; 100
                  shares issued                                   1,000        1,000
         Additional paid-in-capital                              24,000       24,000
         Retained earnings                                      803,573       97,658
                                                             ----------   ----------
                                                                828,573      122,658
                                                             ----------   ----------
                                                             $1,632,003   $1,784,042
                                                             ==========   ==========

                 See accompanying notes to financial statements

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                    1998         1997
                                                    ----         ----
Revenues:

             Patient fees                       $1,655,018   $  969,356

Operating Expenses:

          Salaries and wages                       270,065      209,425
          General and administrative               580,264      585,623
                                                ----------   ----------
                                                   850,329      795,048
                                                ----------   ----------
          Operating profit                         804,689      174,308

Other expenses:

          Interest expense                          98,774       76,650
                                                ----------   ----------

          Net income before taxes                  705,915       97,658

          Provision for income taxes (Note A)           --           --
                                                ----------   ----------

          Net income                            $  705,915   $   97,658
                                                ==========   ==========

          Earnings per common share             $ 7,059.15   $   976.58
            (basic and assuming dilution)       ==========     ========


          Weighted average shares outstanding
            basic and diluted                          100          100





                       See accompanying notes to financial statements.

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                COMMON               ADDITIONAL             RETAINED
                                SHARES     AMOUNT    PAID-IN-CAPITAL        EARNINGS    TOTAL
Balance at January 1, 1997         --     $  --      $  --                 $     --   $     --

    Issuance of common stock        100      1,000     24,000                    --
                                                                                        25,000
    Net income                     --         --         --                  97,658     97,658
                              ---------   --------   --------              --------   --------

Balance at December 31, 1997        100      1,000     24,000                97,658    122,658

    Net income                       --         --         --               705,915    705,915
                              ---------   --------   --------              --------   --------

Balance at December 31, 1998        100   $  1,000   $ 24,000              $803,573   $828,573
                               ========   ========   ========              ========   ========



                 See accompanying notes to financial statements

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)
                             STATEMENTS OF CASH FLOW
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                 1998            1997
                                                                 ----            ----
Cash flows from operating activities:
         Net income for the year                            $   705,915    $    97,658
         Adjustments to reconcile net income to net cash:
                Depreciation and amortization                   161,379         70,046
         (Increase) decrease in:
                Accounts receivable                             (62,487)      (155,860)
                Prepaid expenses and other assets                  (210)       (13,057)
                Accounts payable                                (28,213)        66,253
                                                            -----------    -----------
         Net cash provided by operating activities              776,384         65,040

Cash flows used in investing activities:

         Capital expenditures, net                              (49,006)    (1,534,158)
                                                            -----------    -----------
         Net cash used in investing activities                  (49,006)    (1,534,158)

Cash flows (used) provided in financing activities:

         Proceeds from sale of common stock                          --         25,000
         Proceeds from bank loans                                    --      1,655,000
         Proceeds from shareholder loans                         40,000        209,514
         Repayments of loans from banks                        (723,485)      (262,280)
         Repayments of loans from shareholders                 (145,721)        (7,103)
                                                            -----------    -----------
         Net cash (used) provided in financing activities      (829,206)     1,620,131
                                                            -----------    -----------

         Net increase (decrease) in cash                       (101,828)       151,013
Cash at beginning of year                                       151,013             --
                                                            -----------    -----------
Cash at end of year                                         $    49,185    $   151,013
                                                            ===========    ===========

Supplemental disclosure of Cash Flows Information
        Cash paid during the year for interest              $    98,244    $    71,117
                                                            ===========    ===========


                       See accompanying notes to financial statements.

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

BUSINESS OPERATIONS
-------------------
American Mobile Surgical Services, Inc ("AMSS") is organized under the laws of the state of Florida and operates a mobile ambulatory surgical unit. AMSS was incorporated on March 4, 1996 and began operations in April, 1997.
AMSS's offices are located in Orlando, Florida.

BUSINESS, BASIS OF PRESENTATION AND MERGER
------------------------------------------
On April 26, 1999, American Mobile Surgical Services, Inc. ("AMSS") completed a merger with U. S. Medical Group (Florida), Inc. ("USMGF"), a wholly-owned subsidiary of U.S. Medical Group, Inc. ("USMG"), an inactive corporation with no significant assets or operations in a transaction accounted for using the purchase method of accounting. As a result of the merger, AMSS changed its name to U. S. Medical Group (Florida) Inc.. Effective with the merger, all previously outstanding common stock of AMSS was exchanged for common stock of USMG resulting in the previous security holders of the AMSS owning approximately 81% of the voting stock of USMG, in an exchange ratio of 1 share of AMSS common stock for 105,000 shares of the USMG common stock.

The financial statements include the accounts of U. S. Medical Group (Florida), Inc., formerly American Mobile Surgical Services, Inc. .

REVENUE RECOGNITION
-------------------
Revenues are recognized at the time services are provided.

PROPERTY AND EQUIPMENT
----------------------
For financial statement purposes, property and equipment are depreciated using the straight-line method over their estimated useful lives (five years for furniture, fixtures and equipment and 10 years for the mobile surgical unit and related medial equipment). Financing costs are amortized over the term of the respective loan. Depreciation and amortization expense for 1998 and 1997 was $161,379 and $70,046 respectively. An accelerated method of depreciation is used for tax purposes.

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INTANGIBLE ASSETS
-----------------
Intangible assets consist of financing fees related to notes payable. Financing costs are amortized over the term of the respective loan.

INCOME TAXES
------------
USMGF has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, USMGF does not pay federal and state corporate income taxes on its taxable income. Instead, the USMGF stockholders are liable for individual federal and state income taxes on their respective share of the USMGF's net income.

CASH EQUIVALENTS
----------------
For purposes of the Statements of Cash Flows, USMGF considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

LONG-LIVED ASSETS
-----------------
USMGF accounts for its long-lived assets under the provision of Statement of Financial Accounting Standards No. 121 Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to be Disposed of (SFAS 121).

USMGF's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. USMGF evaluates the recoverability of long-lived assets based upon forecasted undercounted cash flows. Should an impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset.

ADVERTISING
-----------
USMGF follows the policy of charging the costs of advertising to expenses incurred. Advertising costs charged to expenses for 1998 and 1997 was $9,469 and $1,240, respectively.

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK
-----------------------------
Financial instruments and related items which potentially subject USMGF to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables. USMGF places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit. USMGF's sole customer is the Florida Department of Corrections (see Note E). USMGF periodically reviews its trade receivables in determining its allowance for doubtful accounts. The allowances for doubtful accounts was $0 at December 31, 1998 and 1997, respectively.

EARNINGS PER SHARE
------------------
USMGF has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrant's have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material. There is no effect on earnings per share information for the year ended December 31, 1998 and 1997 and 1997 relating to the adoption of this standard.

COMPREHENSIVE INCOME
--------------------
USMGF does not have any items of comprehensive income in any of the periods presented.

NEW ACCOUNTING PRONOUNCEMENTS
-----------------------------
USMGF adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") in the year ended December 31, 1998. SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the USMGF's principal operating segment.

NOTE B - LONG TERM DEBT

                                                         1998             1997
                                                         ----             ----
Bank loan payable in monthly installments of
$13,194 , plus interest at the
Lender's prime rate, secured by
equipment and guaranteed by certain USMGF
shareholders                                        $   237,500    $   395,833

Bank loan payable in monthly installments of
$42,685, including interest at  8.4% per annum,
secured by mobile unit and guaranteed by
certain USMGF shareholders                          $   291,201    $   756,887

Bank loan payable in monthly installments
of interest only at the Lender's prime
rate, secured by medical
equipment and guaranteed by certain
USMGF shareholders                                  $   140,000    $   240,000

Shareholder notes payable in monthly installments
of $2,249.46, including interest at 8.5%
per annum, unsecured                                $    41,690    $    62,411

Shareholder notes payable, interest at 8.5% per
annum, unsecured                                    $    55,000    $   140,000
                                                    -----------    -----------
                                                        765,391      1,595,131

Less:  Current portion of long term debt               (615,913)      (646,273)
                                                    -----------    -----------
                                                    $   149,478    $   948,858
                                                    ===========    ===========


Aggregate maturities of long-term debt as of December 31, 1998 are as follows:

                           YEAR                       AMOUNT
                           ----                       ------
                           1998                     $ 615,913
                           1999                       149,478
                                                    ---------
                                                    $ 765,391
                                                    =========

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE C - COMMITMENTS AND CONTINGENCIES

USMGF sub-leases office space on a month-to-month basis from an entity owned by a USMGF stockholder. USMGF's rental expense for 1998 and 1997 is $21,359 and $7,738, respectively.

NOTE D - INTEREST COSTS

Interest expense for 1998 and 1997 is $98,905 and $78,755, respectively. Interest expense is charged to operations in the period incurred.

NOTE E - MAJOR CUSTOMER
-----------------------
USMGF's sole customer for 1998 and 1997 was the State Florida (See Note A)

NOTE F - NET INCOME PER COMMON SHARE

The following table present the computation of basic and diluted net income per share:

                                                        1998        1997
                                                        ----        ----
Net income available for common shareholders         $ 705,915   $ 97,658
Basic and fully diluted net income per share         $7,059.15   $ 976.58
Weighted average common shares outstanding                 100        100
                                                      ========   ========

NOTE G - SUBSEQUENT EVENTS

On April 26, 1999, the American Mobile Surgical Services, Inc. ("AMSS") entered into a merger agreement with U. S. Medical Group (Florida), Inc.("USMGF"), a wholly-owned subsidiary of U.S. Medical Group, Inc. ("USMG") an inactive corporation with no significant assets or operations in a transaction to be accounted for using the purchase method of accounting. The resulting merged corporation will be renamed U.S. Medical Group (Florida), Inc. Effective with the merger, all previously outstanding common stock of the AMSS will be exchanged for common stock of USMG, resulting in the previous security holders of the AMSS owning approximately 81% of the voting stock of USMG, in an exchange ratio of 1 share of AMSS common stock in exchange for 105,000 shares of USMG common stock. Accordingly, USMGF will record the carryover historical basis of net tangible assets to be acquired, which approximates fair values.

                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE G - SUBSEQUENT EVENTS (CONTINUED)

The total purchase price and carrying value of net assets acquired of USMG will be $5,875. Net assets to be acquired will be as follows:

                                    Net current assets        $ 31,385
                                    Accumulated deficit         11,075
                                    Net current liabilities    (36,585)
                                                              --------
                                                              $  5,875

As USMG was an inactive corporation with no significant operations, the USMGF recorded the carryover historical basis of net assets acquired, which did not differ materially from their fair value.

The following unaudited pro forma condensed results of operation of USMGF effect to the merger as though the transaction had occurred on January 1, 1997.


                                                 Year Ended December 31,
                                                 1998                  1997
                                              (Unaudited)           (Unaudited)
Revenues:
Patient fees                                  $ 1,655,018   $   969,356
Operating expense:
  Salaries and wages                              270,065       209,425
  Selling, general and administrative             580,264       585,623
                                              -----------   -----------
                                                  850,329       795,048
                                              -----------   -----------
  Operating Profit                                804,689       174,308

Other expenses:
  Interest                                         98,774        76,650
                                              -----------   -----------

Net income before taxes                           705,915        97,658
Provision for income taxes                        265,636        25,000
                                              -----------   -----------

Net income                                    $   440,279   $    72,658
                                              ===========   ===========

Earnings per share:
  Basic and assuming dilution                 $       .03   $       .00

Weighted average shares:                       13,000,000    13,000,000


                       U.S. MEDICAL GROUP (FLORIDA), INC.
               (FORMERLY AMERICAN MOBILE SURGICAL SERVICES, INC.)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE G - SUBSEQUENT EVENTS (CONTINUED)

The unaudited pro forma results of operations presented is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place on January 1, 1997 or future results of operations of the combined companies.

Since January 1, 1997, USMGF has operated as an S Corporation for federal income tax purposes. As a result, USMGF's 1997, 1998 and 1999 earnings through the day preceding the date of termination of the USMGF's S Corporation status have been or will be, as the case may be, taxed, with certain exceptions, for federal income tax purposes directly to the USMGF current stockholders. Effective with the merger, the USMGF will cease operating as an S Corporation and be subject to federal and state corporate income taxes. The above pro forma results of operations reflect a provision for federal and state income taxes at an effective rate of 38% in 1998 and 19% in 1997. USMGF will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under that method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets, and liabilities using the enacted tax rates expected to be in effect when the differences are settled.

On May 6, 1999, USMGF was awarded a contract to provide mobile ambulatory surgical services to the North Carolina Department of Correction. The contract commences in July, 1999 and continues through June, 2000, with the option to renew four additional years in one-year increments.

                            U.S. MEDICAL GROUP, INC.

                            CONDENSED BALANCE SHEETS

                                   (UNAUDITED)

ASSETS
                                                                SEPTEMBER 30, 1999      DECEMBER 31, 1998
                                                                ------------------      -----------------
Current Assets:

      Cash and equivalents                                                 8,072              49,185
      Accounts receivable                                                186,964             218,347
      Prepaid expenses                                                    32,223               5,623
                                                                     -----------         -----------
              Total current assets                                   $   227,259         $   273,155

Property and equipment (at cost):
      Mobile unit and  equipment                                       3,161,537           1,525,771
      Furniture and fixtures                                              61,195              56,368
                                                                     -----------         -----------
                                                                       3,222,732           1,582,139
  Less accumulated depreciation                                         (412,579)           (228,387)
                                                                     -----------         -----------
                                                                     $ 2,810,153         $ 1,353,752

Other assets:

  Financing fees, less amortization of $4,965 and $2,548
    at September 30, 1999 and December 31, 1998, respectively             12,792               5,096
                                                                     -----------         -----------

                                                                     $ 3,050,204         $ 1,632,003
                                                                     ===========         ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

      Accounts payable and accrued liabilities                           270,470              38,039
      Income tax payable                                                  85,400                  --
      Deferred income tax                                                 34,400                  --
      Current maturities of long-term debt                               627,180             615,913
                                                                     -----------         -----------
                                                                     $ 1,017,450         $   653,952

Long-term debt:
      Notes payable, less current maturities                             916,675             149,478
      Deferred income tax                                                181,150                  --
                                                                     -----------         -----------
                                                                     $ 1,097,825         $   149,478
Stockholders' equity:
      Preferred stock, par value $.001 per share; authorized
              20,000,000 shares; none issued
      Common stock, par value $.001 per share; authorized
          100,000,000 shares; issued and outstanding
          13,575,000 shares at September 30, 1999 and 100                 13,575               1,000
      shares at December 31, 1998
      Additional paid-in capital                                          68,925              24,000
      Retained earnings                                                  852,429             803,573
                                                                     -----------         -----------
                                                                     $   934,929         $   828,573
                                                                     -----------         -----------
                                                                     $ 3,050,204         $ 1,632,003
                                                                     ===========         ===========

                            U.S. MEDICAL GROUP, INC.
                        CONDENSED STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                                                            Nine Months Ended
                                                               September 30

                                                        1999             1998
                                                        ----             ----
Revenues:

         Patient fees                               $1,302,245        $1,261,887

Operating expenses:

         Salaries and wages                            206,053           184,339
         General and administrative                    706,943           436,250
                                                    ----------        ----------
                                                       912,996           620,589
                                                    ----------        ----------

         Operating profit                              389,249           641,298

Other income and expense:
         Interest expenses                              39,444            72,822
                                                    ----------        ----------

         Net income before taxes                       349,805           568,476

         Provision for income taxes (Note A)           300,950                --
                                                    ----------        ----------
         Net income                                 $   48,855        $  568,476
                                                    ==========        ==========


         Earnings per common share
         (basic and assuming dilution)              $     0.00        $ 5,684.76
                                                    ==========        ==========

         Weighted average shares outstanding
         basic and diluted                           7,626,484               100
                                                    ==========        ==========


                            U.S. MEDICAL GROUP, INC.
                        CONDENSED STATEMENT OF CASH FLOWS
                                   (UNAUDITED)

                                                                        Nine Months Ended
                                                                           September 30
                                                                    1999                1998
                                                                     ----                ----
Cash flows from operating activities:
        Net income from operating activities                    $    48,855         $   568,476
        Adjustments to reconcile net income
        to net cash:
        Depreciation                                                186,610             121,687
        Deferred income taxes                                       215,550                  --
        Stock issued for merger consulting fees                      57,500                  --
        Change in:  Receivables                                      31,384               8,782
           Prepaid expenses and other assets                        (11,601)               (707)
           Income tax payable                                        85,400                  --
           Accounts payable and accrued expenses                     48,252             (57,544)
                                                                -----------         -----------
           Net cash from operating activities                       661,950             640,694

Cash flows used in investing activities:
        Capital expenditures                                     (1,456,414)            (34,895)
        Deposit on equipment                                        (15,000)                 --
                                                                -----------         -----------
        Net cash used in investing activities                    (1,471,414)            (34,895)

Cash flows (used in) provided by financing activities:
        Proceeds from bank loans                                  1,250,248                  --
        Repayment of bank loans                                    (506,849)           (564,269)
        Proceeds from stockholder loans                             205,136                  --
        Repayments of stockholder loans                            (180,184)            (99,902)
                                                                -----------         -----------
        Net cash used in financing activities                       768,351            (664,171)

Cash and cash equivalents at beginning of period                     49,185             151,013
                                                                -----------         -----------

Cash and cash equivalents at end of period                      $     8,072         $    92,641
                                                                ===========         ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
      Cash paid during the period for interest                     $ 42,620         $    80,190

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS:
      Common stock issued for services                          $    57,500                   0
      Equipment purchases increasing
      accounts payable                                          $   184,179

                            U.S. MEDICAL GROUP, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

GENERAL

The accompanying unaudited consolidated financial statements have been prepared in accordance with the requirements of Item 310(b) of Regulation S-B, and therefore, do not include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

In the opinion of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report for the year ended December 31, 1998 on Form 10-SB.

Amounts for the nine months ended September 30, 1998 have been reclassified to conform with the September 30, 1999 presentation.

The September 30, 1999 condensed financial statements include the accounts of U.S. Medical Group, Inc. and its wholly owned subsidiary U.S. Medical Group (Florida), Inc. (formerly American Mobile Surgical Services, Inc.). The September 30, 1998 condensed financial statements represent U. S. Medical Group (Florida), Inc. (formerly American Mobile Surgical Services, Inc.). U. S. Medical Group, Inc. was an inactive corporation during and prior to the nine months ended September 30, 1998 and therefor is not included in the September 30, 1998 condensed financial statements.

Significant intercompany transactions have been eliminated in consolidation.

BUSINESS COMBINATION
--------------------

On April 26, 1999, the American Mobile Surgical Services, Inc. ("AMSS") entered into a merger agreement with U. S. Medical Group (Florida), Inc.("USMGF"), a wholly-owned subsidiary of U.S. Medical Group, Inc. ("USMG") an inactive corporation with no significant assets or operations in a transaction accounted for using the purchase method of accounting. The resulting merged corporation was renamed U.S. Medical Group (Florida), Inc. Effective with the merger, all previously outstanding common stock of the AMSS was exchanged for common stock of USMG, resulting in the previous security holders of the AMSS owning approximately 81% of the voting stock of USMG, in an exchange ratio of 1 share of AMSS common stock in exchange

                            U.S. MEDICAL GROUP, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
---------------------------------------------------
for 105,000 shares of USMG common stock. Accordingly, USMGF recorded the carryover historical basis of net tangible assets acquired, which approximated fair values. The total purchase price and carrying value of net assets acquired of USMG was $5,875. Net assets acquired were as follows:

                           Net current assets        $ 31,385
                           Accumulated deficit         11,075
                           Net current liabilities    (36,585)
                                                     --------
                                                     $  5,875

As USMG was an inactive corporation with no significant operations, USMGF recorded the carryover historical basis of net assets acquired, which did not differ materially from their fair value.

The following unaudited pro forma condensed results of operations of USMGF effect to the merger as though the transaction had occurred on January 1, 1997.

                                                     Nine Months Ended September 30,
                                                         1999             1998
                                                     (Unaudited)       (Unaudited)
               Revenues:
                 Patient fees                           $1,302,245    $1,261,887

               Operating expense:
                 Salaries and wages                        206,053       184,339
                 Selling, general and administrative       706,943       436,250
                                                       -----------   -----------
                                                           912,996       620,589
                                                       -----------   -----------
                 Operating Profit                          389,249       641,298

               Other expenses:
                 Interest                                   39,444        72,822
                                                       -----------   -----------

               Net income before taxes                     349,805       568,476
               Provision for income taxes                  132,000       214,000
                                                       -----------   -----------
               Net income                                 $217,805      $354,476
                Earnings per share:                    ============  =============
                (Basic and assuming dilution)                 $.02          $.03
               Weighted average shares outstanding:     13,000,000    13,000,000


                            U.S. MEDICAL GROUP, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

The unaudited pro forma results of operations presented is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place on January 1, 1997 or future results of operations of the combined companies.

INCOME TAXES

Since January 1, 1997, USMGF operated as an S Corporation for federal income tax purposes. As a result, the USMGF's 1997, 1998 and 1999 earnings through the day preceding the merger have been taxed, with certain exceptions, for federal income tax purposes directly to the stockholders of USMGF. Effective with the merger, USMGF ceased operating as an S Corporation and became subject to federal and State corporate income taxes. USMGF accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 191, "Accounting for Income Taxes." Under the method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets, and liabilities are measured using the enacted tax rates expected to be in effect when the differences are settled. A deferred tax liability of $202,600 ($184,400 federal and $18,200 State) was recorded at the time of the merger to reflect the expected tax effect of accumulated differences on that date.

NOTE B - INCOME TAXES

Provision for income taxes consists of the following components:

                                                      FEDERAL        STATE            TOTAL
                                                      -------        -----            ------
Currently payable                                   $ 77,800        $  7,600        $ 85,400
Deferred provision
  Timing differences existing on merger date         184,400          18,200         202,600
  Timing differences occurring after merger           12,100             850          12,950
                                                    --------        --------        --------
                                                     196,500          19,050         215,550
                                                    --------        --------        --------
                                                    $274,300        $ 26,650        $300,950
                                                    ========        ========        ========

As the result of the merger (See Note A), USMGF's tax status changed from a non-taxable S-Corporation to a C-Corporation subject to both federal tax and Florida franchise ax on income. Accordingly, the deferred tax liability of $202,600 at the date the merger was effective and the deferred tax liability for timing differences in recording revenues and expenses for the period since the merger have been recorded as a charge to the deferred tax provision.

The following summarizes the significant differences between the expected federal and state income tax and the USMG's tax provision for financial statement purposes.

                            U.S. MEDICAL GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE B - INCOME TAXES (CONTINUED)

                                                       FEDERAL                STATE
                                                       -------                ------
Expected tax provision                           $ 117,050   (34%)      $ 10,500   (3.3%)
Permanent differences:
  Benefit of graduated tax rates                   (11,750)               ( 250)
  Non-deductible merger expenses                    19,600                1,700
  Income prior to merger taxed to S-Corp
    shareholders                                   (35,000)               (3,500)
Timing differences
  Deferred tax related to tax basis timing
    differences at time of merger                  184,400                18,200
                                                  ----------             --------
                                                 $ 274,300              $ 26,650
                                                   ========              =======


NOTE C - SUBSEQUENT EVENTS

After September 30, 1999, the USMG Board of Directors approved a plan to distribute to the shareholders of AMSS prior to its merger with USMGF an amount equal to USMGF's taxable income from its inception through termination of its S-Corporation tax status. USMG expects this distribution will be approximately $420,000 and will be financed by loans to USMG from significant shareholders of USMG.

In October, 1999, the USMG placed its second mobile surgical unit in Raleigh, North Carolina and began providing mobile ambulatory surgical services to the North Carolina Department of Corrections.

Effective November 15, 1999, USMG began repaying the principal on a $2,000,000 bank loan, whose proceeds were used to finance the purchase of its North Carolina mobile surgical unit and related equipment. The loan is to be repaid in 48 equal monthly payments plus interest. Prior to September 30, 1999, $1,200,000 had been borrowed under this credit facility. The final disbursements under this loan were made to USMG during the months of October 1999 through January 2000.

In October 1999, USMG executed a one-year lease for a furnished apartment in Raleigh, North Carolina. The lease provides for monthly payments of $1,232.

In October, 1999, USMG established a SIMPLE IRA retirement plan for its employees. Under the plan, USMG is required to make matching contributions up to 3% of eligible employee's salary up to certain statutory limits.

                              PART III -- EXHIBITS

         Index to Exhibits. Exhibits required to be attached hereto are listed in the Index to Exhibits of this Form 10-SB, which is incorporated herein by reference.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           U.S. Medical Group, Inc.

                                           /s/ Dr. Thomas Winters
                                           ---------------------------
                                           Dr. Thomas Winters
                                           Chairman of the Board and
                                           Chief Executive Officer

Date:    February 16, 2000

                                INDEX TO EXHIBITS

EXHIBIT
   NO.                                      DESCRIPTION

2.1                     Agreement and Plan of Merger dated March
                        31, 1999 by and between the Company
                        USMGF, Inc. and AMSSI(1)

3.1                     Articles of Incorporation of the Company(2)

3.2 Certificate of Amendment of the Articles of Incorporation of the Company(2)

3.3                     By-laws of the Company(2)

4.1                     Shareholders Rights Agreement by and
                        between the Company and Pacific Stock
                        Transfer Company(2)

10.1                    Consulting Agreement dated April 26, 1999
                        by  and   between   the   Company   and   TransGlobal
                        Financial Corporation(2)

10.2                    Lock up Agreement dated March, 25 1999
                        by and between USMG and AMSSI(2)

10.3                    Agreement by and between USMGF and the
                        Florida Department of Corrections dated
                        Apri 12, 1997(2)

10.4                    Agreement by and between USMGF and the
                        North  Carolina   Department  of  Corrections   dated
                        October 15, 1999(2)

11.1                    Computation of Earnings per Common and
                        Common Share Equivalents(1)

21.1                    Subsidiaries of the Company(1)

27.1                    Financial Data Schedule(1)

-----------------
(1)      Filed herewith.
(2)      To be filed by amendment.